January 21, 2014

VIA EDGAR

Mr. Daniel L. Gordon

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	Strategic Storage Trust, Inc. (the “Company”)

Form 10-K for fiscal year ended December 31, 2012

Filed March 29, 2013

File No. 0-53644

Dear Mr. Gordon:

We are submitting this letter in response to the December 23, 2013 comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to the Company regarding the Company’s Form 10-K for fiscal year ended December 31, 2012 filed on March 29, 2013 (the “Comment Letter”). The page numbers listed in the comment headings below correspond to the page numbers listed in the Comment Letter. We have reproduced the Staff’s comments verbatim and included our responses below.

Form 8-K filed on April 3, 2012

Determination of Estimated Value Per Share

1. In future Exchange Act periodic reports where you disclose your estimated value per share, please include additional information regarding the process used to determine this estimate. For example only, please identify the parties involved in determining the estimate, discuss the role of each party and specify who is ultimately responsible for the determination. In addition, for your “real estate properties,” we note that you have engaged a third party to provide an appraisal. Please clarify whether the per share valuation of your “real estate properties” is the amount determined by the third party or whether any adjustments were made to that appraisal amount.

Response: In future Exchange Act periodic reports, the Company will provide the information used to determine its estimated value per share, similar to what was included in Item 8.01 of the Company’s Form 8-K filed on April 3, 2012. This information will include, but is not limited to, identification of the parties involved in determining the estimate, the methodologies applied in determining the estimate, the respective roles of each party involved, and identification of the parties ultimately responsible for the determination.

Mr. Daniel L. Gordon

January 21, 2014

Land/Properties Under Development

2. We note your disclosure that the estimated values of these real estate assets are equal to the purchase price of such assets plus additional invested funds through December 31, 2011 at year-end conversion rates. In future Exchange Act periodic reports, please identify the year-end conversion rates used to value these assets and include an explanation of what these rates represent.

Response: In future Exchange Act periodic reports, the Company will identify, as applicable, the year-end conversion rates used to value its real estate assets and will include an explanation of what these rates represent.

Form 10-K for fiscal year ended December 31, 2012

Purchases of Equity Securities by the Issuer and Affiliated Purchasers, page 46

3. We note your disclosure regarding your share redemption plan. In future Exchange Act periodic reports, in addition to your disclosure regarding the share amount redeemed during the year, please also disclose the share amount of redemption requests received during the year or during the period presented in the report.

Response: In future Exchange Act periodic reports, the Company will disclose the share amount of redemption requests received during the year or period presented in the report.

Results of Operations, page 51

4. We note that you have properties under construction and/or development. In future Exchange Act periodic reports, to the extent the size of your construction and/or development portfolio is material, please disclose for each construction and/or development the anticipated completion date, the budgeted cost and the costs incurred to date. In addition, please disclose the construction and/or development costs per square foot incurred for any material construction and/or developments that are completed in future reporting periods.

Response: In future Exchange Act periodic reports, the Company will disclose, to the extent the size of the Company’s construction and/or development is material, the anticipated completion date, the budgeted cost, the construction costs incurred to date, as well as the construction and/or development costs per square foot incurred during such reporting period. Please note that the properties under construction and/or development as of the date the Company filed its Form 10-K for fiscal year ended December 31, 2012 were, in the aggregate, not material to the portfolio.

Same-Store Facility Results, page 55

5. In future Exchange Act periodic reports, please clearly define how you determine the properties that are included and identify which properties are not included in your same-store results.

Response: In future Exchange Act periodic reports, the Company will describe how it determined which properties were included or excluded from its same-store results.

Property Management Agreement, page F-34

6. Please tell us whether you have recorded the approximately $1.18 million of certain reimbursable indirect costs and asset management fees permanently waived by your Advisor during the fiscal year ended December 31, 2012, and provide to us the basis for, and accounting literature relied upon in, reaching your conclusion.

Mr. Daniel L. Gordon

January 21, 2014

Response: The Company did not record any amounts in its financial statements related to the $1.18 million of reimbursable indirect costs and asset management fees permanently waived by the advisor during the fiscal year ended December 31, 2012.

The Company reviewed Topic 5 T of the Staff Accounting Bulletins, “Accounting for Expenses or Liabilities Paid By Principal Stockholder(s)”. From Topic 5 T the Company has included the discussion relating to FASB ASC Topic 850, “Related Party Disclosures” below:

“The transactions for which FASB ASC Topic 850 requires disclosure generally are those in which a company receives goods or services directly from, or provides goods or services directly to, a related party, and the form and terms of such transactions may be structured to produce either a direct or indirect benefit to the related party. The participation of a related party in such a transaction negates the presumption that transactions reflected in the financial statements have been consummated at arm’s length. Disclosure is therefore required to compensate for the fact that, due to the related party’s involvement, the terms of the transaction may produce an accounting measurement for which a more faithful measurement may not be determinable.”

The Company also reviewed FASB ASC Topic 850, “Related Party Disclosures” and includes paragraph 850-10-05-5 below:

“Transactions between related parties are considered to be related party transactions even though they may not be given accounting recognition. For example, an entity may receive services from a related party without charge and not record receipt of the services. While not providing accounting or measurement guidance for such transactions, this Topic requires their disclosure nonetheless.”

The final agreed-upon terms for the reimbursable indirect costs and asset management fees was zero, given the advisor’s permanent waiver thereof. Given the related party nature of such transactions, the Company believes this treatment to be consistent with the above accounting literature and notes the following statement from SAB Topic 5 T “ . .. . FASB ASC Topic 850 does not address the measurement of related party transactions and that, as a result, such transactions are generally recorded at the amounts indicated by their terms.” The final terms did not include a charge for permanently waived indirect costs and fees; therefore the Company recorded the amounts per their final terms and otherwise provided the required disclosures, given the related party relationships. Additionally, the Company provided the disclosure in question such that the reader of the financial statements could evaluate the materiality of what otherwise contractually could have been charged.

Note 10. Pro Forma Financial Information (Unaudited), page F-37

7. Please tell us how your presentation of pro forma information for acquisitions during the fiscal year ended December 31, 2012 presented as of completed on January 1, 2012, not 2011, complies with ASC Topic 805-10-50-2h.

Response: In response to your request, the four disclosure requirements from ASC Topic 805-10-50-2h are as follows:

1. The amounts of revenue and earnings of the acquiree since the acquisition date included in the consolidated income statement for the reporting period.

2. If comparative financial statements are not presented, the revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period (supplemental pro forma information).

Mr. Daniel L. Gordon

January 21, 2014

3. If comparative financial statements are presented, the revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period (supplemental pro forma information). For example, for a calendar year-end entity, disclosures would be provided for a business combination that occurs in 20X2, as if it occurred on January 1, 20X1. Such disclosures would not be revised if 20X2 is presented for comparative purposes with the 20X3 financial statements (even if 20X2 is the earliest period presented).

4. The nature and amount of any material, nonrecurring pro forma adjustments directly attributable to the business combination(s) included in the reported pro forma revenue and earnings (supplemental pro forma information).

The Company believes that it has complied with the above noted disclosure requirements as indicated below.

1.	In Note 4 to the Company’s December 31, 2012 financial statements the Company included the amounts of revenue and operating income included in the income statement for the reporting period.

2.	This section is not applicable to the Company.

3.	As required in the above, the Company made pro-forma adjustments to the revenues and expenses associated with the 2012 acquisitions so as to reflect in the 2012 column of the pro-forma presentation that such acquisitions had been acquired on January 1, 2011.

4.	This section is not applicable to the Company.

Schedule III. Real Estate and Accumulated Depreciation, page S-1

8. In future periodic filings please provide the aggregate cost for Federal income tax purposes. Refer to endnote 6 to Rule 12-28 of Regulation S-X.

Response: In future periodic filings, the Company will provide the aggregate cost of Real Estate and Accumulated Depreciation for Federal income tax purposes.

Exhibit Index

9. We note that your exhibit index incorporates by reference several “form of” agreements.

For example only, please refer to Exhibits 10.5 through 10.9 and Exhibits 10.18 through 10.23 in the exhibit index. In future Exchange Act periodic reports, please incorporate by reference or file as exhibits the final, executed versions of these agreements or advise us why you believe you are not required to do so. Please refer to Instruction 1 to Item 601of Regulation S-K.

Response: Please note that these “form of” agreements are not mere placeholders or substitutions; rather, each is an execution-version of the final document listed in the respective title of each. Each of the two loan agreements, covered by Exhibits 10.5 through 10.9 and Exhibits 10.18 through 10.23, respectively, included eleven individual loans, alike in nearly all respects. Because these execution-version loan agreements were identical to each other in form but lacked only the identifying details specific to each encumbered property, it would have been redundant to file all documents for each of the twenty-two properties. In future Exchange Act periodic reports, the Company will also label as “execution-version” each of these “form of” agreements.

Mr. Daniel L. Gordon

January 21, 2014

Definitive Proxy Statement on Schedule 14A

Advisory Agreement, page 20

10. We note that the advisory agreement provides for reimbursement of your advisor’s direct and indirect costs of providing administrative and management services to you. In future filings, please disclose whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. In addition, in future filings that require Item 402 and Item 404 of Regulation S-K disclosure, please separately identify any amounts reimbursed for the salaries or benefits of a named executive officer.

Response: Please note that the Company disclosed on page 21 of the Company’s Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”) that it will reimburse its advisor for the salaries and benefits paid to the Company’s executive officers:

Organization and offering costs of our [offering] may be paid by our Advisor on our behalf and will be reimbursed to our Advisor from the proceeds of the Offering. Organization and offering costs consist of all expenses (other than sales commissions and the dealer manager fee) to be paid by us in connection with the Offering, including . . . amounts to reimburse our Advisor for all marketing related costs and expenses such as salaries and direct expenses of employees of our Advisor and its affiliates in connection with registering and marketing our shares . . . .

Please also note that on page 13 of the Proxy Statement, the Company disclosed the amount reimbursed to its advisor for payment of salaries to executive officers:

Our executive officers also are officers of our Advisor and its affiliates, and are compensated by such entities for their services to us. We pay these entities fees and reimburse expenses pursuant to our Advisory Agreement. For the year ended December 31, 2012, these reimbursements to our Advisor include reimbursements of a portion of the salaries of our executive officers for time they spent on matters connected to our public offerings totaling approximately $181,000.

In future filings, the Company will continue to disclose that it will reimburse its advisor for the salaries and benefits paid to the Company’s named executive officers. In addition, the Company will separately identify any amounts reimbursed for the salaries or benefits of the Company’s specific named executive officers.

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mr. Michael S. McClure
Michael S. McClure Chief Financial Officer